UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __September 2007__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 25th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Energy announces Appraisal Programme in Papua New Guinea

Wellington, New Zealand - September 25, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy is due to begin appraisal work later this year on the Stanley gasfield in Papua New Guinea.

The move comes after the company won a five year extension to the term of Petroleum Retention Licence (PRL) 4, which covers the Stanley field in the western province of Papua New Guinea.

Austral Pacific Energy, through a wholly owned subsidiary, Austral Pacific Energy (PNG) Limited, holds a 28.92 percent interest in PRL 4 and is the new operator of the licence.

The other partners in PRL 4 are InterOil Corporation, through its wholly owned subsidiary SPI (157) Ltd, (43.13 percent) and Horizon Oil Limited (27.95 percent).

“This licence represents an integral part of the company’s strategy to commercialise gas opportunities in the Forelands region of Papua New Guinea,” said chief executive officer and president, Thom Jewell.

The licence was granted originally in 2000 for a term of five years to appraise the Stanley discovery.

In 2005, the then operator of the PRL 4 Joint Venture, Santos, sought an extension to the term of the licence. The extension is for five years and is backdated to August 2005.

The Stanley-1 well was drilled in 1999 to a total depth of 3219m. Thirty five meters of excellent quality Toro reservoir was intersected at 3125m with 13.5m of gross gas pay interpreted from wireline logs.

Appraisal of the Stanley discovery will begin later this year with a 43km infill 2D seismic programme. It will address the structural uncertainty of the Stanley Field and determine the optimum location for an updip Stanley-2 appraisal / development well.

At the same time, negotiations will continue with a potential buyer of Stanley gas. The gas is proposed for use in electricity generation for the OK Tedi mine (“the Stanley Gas Project”).

The Stanley Gas Project is an exciting project for Austral Pacific Energy, Jewell said.

“Bringing gas to market in Papua New Guinea is a significant challenge, but with a ready buyer for Stanley gas we have a unique opportunity to begin realising the potential of our extensive licence interests there.”

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.